SCHEDULE 13E-3


                SECURITIES AND EXCHANGE COMMISSION
                ----------------------------------
                     Washington, D.C.   20549
                 Rule l3e-3 Transaction Statement
                (Pursuant to Section l3(e) of the
                 Securities Exchange Act of l934)
                        (Amendment No. #1)

                Lincoln International Corporation
                ---------------------------------
                       (Name of the Issuer)

        Lincoln International Corporation, Lee Sisney and
        -------------------------------------------------
                         Charles Hamilton
                         ----------------
               (Name of Person(s) Filing Statement)

                        Common, Non-Voting
                  (Title of Class of Securities)

                            5337l6l06
                            ---------
              (CUSIP Number of Class of Securities)

                          Robert P. Ross
                  3 Riverfront Plaza - Suite 329
                   Louisville, Kentucky   40202
                         (502) - 56l-l673
                         ----------------
     (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A[17 CFR 240.14a-1 to 240.14b-1], Regulation 14C[17 CFR 240.14c-1 to 240.14c-101] or
Rule 13e-3(c)[sec240.13e-3(c)] under the Securities Exchange Act of l934. [Amended in Release No. 34-23789, effective January 20, l987, 5l F.R. 42048).

     b. [ ] The filing of a registration statement under the Securities Act of l933.






     c.  [x] A tender offer.

     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].




                    Calculation of Filing Fee

_________________________________________________________________
     Transaction valuation*             Amount of Filing Fee
          $350,000                             $70
_________________________________________________________________

     *  The filing fee is calculated as l/50 of l% of the maximum
of l,000,000   shares to be purchased.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid ...................................... $70

Form or Registration No.: ........................ Schedule l3E-3

Filing Party: .................Lincoln International Corporation;
                                     Lee Sisney; Charles Hamilton

Date Filed: .................................... _______ __, l995

























ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name and principal executive office of the issuer is: Lincoln International Corporation, Suite 6, 120 Village
Square, Middletown, Kentucky, 40243.

     (b) As of ________ __, l995, there were l,537,26l shares of the issuer's common, no par, non-voting stock outstanding held of record by 1,795 stockholders as of that date.

     (c) The information set forth in the first two paragraphs of "Special Factors - Background of the Offer " from Exhibit (d) hereto is incorporated herein by reference.

     (d) No dividends have been paid on these securities for the past two years.

     (e) The issuer has not had an underwritten public offering during the past three years.

     (f) The information set forth in the fourth paragraph of "Special Factors - Background of the Transaction" from Exhibit
(d) hereto is incorporated herein by reference.


     ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by the issuer of the Common Non-Voting stock and by Mr. Lee Sisney and Mr. Charles Hamilton. Drivers & Drovers Diversified, Inc. ("D&D"), a Kentucky corporation, whose principal business is holding shares of the issuer, with principal offices at Suite 6, l20 Village Square, Middletown, Kentucky, 40243, controls the issuer and is controlled by Mr. Sisney, 802 Montero Court, Prospect, Kentucky, 40059, and Mr. Hamilton, l788 Cedar Grove Road, Shepherdsville, Kentucky, 40l65.

     No executive officer, director or controlling shareholder of the issuer or D&D has, for the past 5 years, been convicted in a criminal proceeding or been the subject of a judgment, decree or final order enjoining further violations of, or profitability activities subject to, federal or state securities laws or finding any violation of such laws. All are American citizens.

     Mr. Sisney is an attorney and has engaged in private
practice for l5 years.   Mr. Hamilton's entire career has been in
farming and agribusiness.










     ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(l)  Not applicable.
        (2) The information set forth in the last paragraph on page l3 from Exhibit (d) hereto is incorporated herein by reference.

     (b) Presently D&D owns 91,463 (91.5%) of the outstanding, no par value, voting common stock of issuer and 287,429 (18.9%) of the outstanding non-voting, no par common stock of the issuer. Mr. Lee Sisney and Mr. Charlie Hamilton each own fifty (50%) of the outstanding shares of D&D, are the only directors of D&D, and serve as Chairman of the Board and President of D&D, respectively. D&D acquired those shares referred to above on October l9, l994 and February 2, l995, from sixteen shareholders of the issuer pursuant to negotiated transactions with those shareholders. The price paid for the shares of the issuer by D&D
was $2.00 for voting Shares and $1.00 for non-voting Shares.   On
October l9, l994, at the time of the acquisition of such shares by D&D, the then current Board of Directors and officers of the issuer resigned and Messrs. Sisney and Hamilton were elected as directors and as Chairman of the Board and President of the issuer, respectively.

     Before that time, commencing in June, l993, a group of six persons, two of whom were Messrs. Sisney and Hamilton, communicated with the issuer with the view to purchasing those assets of the issuer utilized in its stockyards business. Those six individuals formed Stockyards and Diversified Industries, a Kentucky partnership, with a view to effecting such a purchase. Negotiations were conducted between the partnership and management of the issuer and the issuer obtained an independent appraisal of its assets in conjunction with those negotiations. In January, l994, the partnership offered subject to customary conditions, to purchase the assets referred to above at a price of $2,400,000, which offer was not accepted by the issuer. The information set forth in "Special Factors - Proposed Structure of the Transaction; Plans for the Company" from Exhibit (d) hereto is incorporated herein by reference.


     ITEM 4.  TERMS OF THE TRANSACTION.

     (a)  The information set forth in "The Offer" from Exhibit
(d) hereto is incorporated herein by reference.

     (b)  Not applicable.


     ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER.







     (a)-(b)-(e)  The information set forth in "Special Factors -
Proposed Structure of the Transaction; Plans for the Company" from Exhibit (d) hereto is incorporated herein by reference.

     (c) No change in the present Board of Directors or management of the issuer is planned or proposed.

     (d)  Not applicable.

     (f) If shares are tendered pursuant to the Offer to Purchase sufficient to bring the number of shareholders the Common, Non-Voting stock of the issuer to less than 300, management intends to terminate its registration under secl2(g)(4) of the Securities Exchange Act of l934, as amended.

     (g)  Not applicable.


     ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b)  The information set forth in "The Offer - Source of
Funds" and "The Offer - Fees and Expenses" from Exhibit (d) hereto is incorporated herein by reference.

     (c)-(d)  Not applicable.


     ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c)  The information set forth in "Special Factors -
Purpose and Background of the Offer; Plans for the Company" from Exhibit (d) hereto is incorporated herein by reference.

     (b)  Not applicable.

     (d) The information set forth in "Effects of the Offer on Non-Tendering Common Non-Voting Shareholders"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" and "The Offer - Federal Income Tax Consequences" from Exhibit
(d) hereto is incorporated herein by reference.


     ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(b)  The information set forth in "Special Factors -
Consideration by the Board of Directors; Fairness" from Exhibit
(d) hereto is incorporated herein by reference.

     (c) This transaction does not require approval of at least a majority of unaffiliated security holders.

     (d)  A majority of directors who are not employees of the






issuer have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction or preparing a report concerning the fairness of such transaction.

     (e) This transaction was not approved by a majority of directors of the issuer who are not employees of the issuer because all directors are employees of issuer.

     (f)  Not applicable.


     ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
NEGOTIATIONS.

     (a) On December 7, l993, the issuer obtained an Appraisal of its assets relating to its stockyards and agribusiness from Galloway Appraisal, an independent, non-affiliated real estate appraisal firm. That Appraisal was not obtained in connection with the transaction which is the subject of this filing.

     (b)-(c) Galloway Appraisal has no relationship with the issuer, nor any affiliate of the issuer and its personnel are certified as a real estate appraisers by the Commonwealth of Kentucky. Galloway Appraisal was selected by prior management of the issuer by a process not known to present management. No material relationship existed between Mr. Galloway and his affiliates and the issuer or its affiliates during the last two years, or is contemplated. The information set forth in "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" from Exhibit (d) hereto is incorporated herein by reference.


     ITEM 10.  INTEREST IN SECURITIES OF ISSUER.

     (a)  The information set forth in "Special Factors -
Background of the Transaction" from Exhibit (d) hereto is incorporated herein by reference.

     (b) No such transactions have occurred within the last sixty (60) days.


     ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
RESPECT TO ISSUER'S SECURITIES.

     None such exist in connection with this transaction.











     ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
PERSONS WITH REGARD TO THE TRANSACTION.

     (a)  The information contained in the last Paragraph of "The
Offer - Terms of the Offer" from Exhibit (d) hereto is incorporated herein by reference.

     (b)  The information contained in "Special Factors -
Consideration by the Board of Directors; Fairness" from Exhibit
(d) hereto is incorporated herein by reference.


     ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a)-(b) Appraisal rights are not provided. The information set forth in "The Offer - No Dissenters' Rights" from Exhibit (d) hereto is incorporated herein by reference.

     (c)  Not applicable.


     ITEM 14.  FINANCIAL INFORMATION.

     (a)(l) The information set forth at pages F-2 through F-l6 from Exhibit (d) hereto is incorporated herein by reference.

        (2) The information set forth at pages F-2l through F-24 from Exhibit (d) hereto is incorporated herein by reference.

        (3)-(4) The information regarding the ratio of earnings to fixed charges and book value per share as set forth at page F-
28 from Exhibit (d) is incorporated herein by reference.

     (b) The information set forth at page F-28 from Exhibit (d) hereto is incorporated herein by reference.


     ITEM 15.  PERSON AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The time and efforts of certain officers of the issuer, in particular Lee Sisney, the issuer's Chief Executive Officer, have been utilized in connection with the preparing this Schedule l3E-3 and the Offer to Purchase and other relating materials to be sent to stockholders. Mr. Sisney and other directors, full time officers and employees, may discuss the Offer with shareholders or otherwise be involved in processing the tendered shares, but will make no recommendations or solicitations of Shares.

     (b)  Except as otherwise disclosed in Section (a) of this
Item 15, no person has been or will be retained, employed or






compensated to make solicitations in connection with the Offer.


     ITEM 16.  ADDITIONAL INFORMATION.

     None.


     ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Not applicable.

     (b)  Appraisal Report. (See segment document LINCOLNEXH99B)

     (c)  None.

     (d)  Offer to Purchase, Letter of Transmittal and Form of
Notice of Guaranteed Signature to be mailed to shareholders.

     (e)  Not applicable.

     (f)  None.

     (g)  Other (See segment document LINCOLNEX99-G):
          (i)   Lease of Auction Facilities; and
          (ii)  Agreement to Purchase Real Estate.


                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/21/95                       /s/Lee Sisney
________________              _______________________________
(Date)                        (Signature)


                              Lee Sisney, President
                              ---------------------
                              (Name and Title)

                              _______________________________
                              Lee Sisney

                              _______________________________
                              Charles Hamilton






























































